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                                                                    EXHIBIT 99.3

                                  PRESS RELEASE

                    ADVANCED LIGHTING TECHNOLOGIES ANNOUNCES
                         FIRST QUARTER OPERATING RESULTS

SOLON, OHIO, NOVEMBER 6, 2000 - ADVANCED LIGHTING TECHNOLOGIES, INC. (NASDAQ:
ADLT) announced today the results of its operations for the first quarter of fiscal 2001 ended September 30, 2000.

Sales for the first quarter fell 6% to $52.9 million from $56.2 million in the comparable year-ago quarter. Income from operations improved slightly to $3.00 million from $2.96 million in the comparable period a year earlier. Results for the quarter improved to a net loss of $521,000 versus a net loss of $782,000 a year ago and diluted earnings per share declined to $.05 loss per share versus a $.04 loss per share a year ago. The $.05 loss per share includes a $.03 unfavorable impact due to the preferred shares accretion from the GE investment in October 1999.

Included in ADLT's net sales is $533,000 of DSI telecommunication product sales, which reflects an increase of 60% over the year-ago quarter sales of $334,000.

Commenting on the first quarter results, Wayne R. Hellman, Chairman and CEO said, "Although our first quarter sales were less than the year-ago quarter, we are encouraged by the growth in our income from operations as compared to the period a year earlier. We attribute this to continued improvement in our Pulse Start product line sales, which grew 59%, our APL materials sales growth of 20% and the continuing efficiencies at our Indian operation. These gains were offset by the continued managed decline of non-metal halide sales of 9% and the changes in the foreign currency exchange rates from a year ago negatively impacting our sales in Europe and Australia. Due to the strong dollar, the reported sales for these operations were reduced by approximately $843,000 from what these sales would have been at the year earlier exchange rate. In addition, DSI's non-telecom sales were down 44% due to the Company's transitioning of its emphasis to the telecommunications market resulting in a reduction in earnings."

Please refer to the attached statements of operations for additional information on the first quarter results.

Also today, ADLT separately announced new business developments at its DSI subsidiary.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. As discussed in the Company's SEC filings, covenants in the Company's bank credit facility, the indenture relating to the Company's 8% Senior Notes and the Company's agreements with General Electric Company limit certain corporate actions. As a result, implementation of certain strategic alternatives relating to the telecommunications unit may require consent or require replacement of these ADLT financing sources. The Company has no assurance that such consents or replacement financing can be obtained in a manner to permit timely implementation



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of these strategic alternatives. Other risks and uncertainties include the timely development and market acceptance of new products, the ability to provide adequate incentives to retain and attract key employees, the impact of competitive products and pricing, and other risks detailed from time-to-time in the Company's EDGAR filings with the Securities and Exchange Commission. In particular, see "Risk Factors" in the Company's Form 10-K for the fiscal year ended June 30, 2000. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements.

Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer, and marketer of metal halide lighting products, including materials, system components, systems, and production equipment with operations and affiliates in North America, Europe, the Pacific Rim and Australia.

For further information, contact:

Lisa Barry

Advanced Lighting Technologies, Inc.
440/836-7111
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                      ADVANCED LIGHTING TECHNOLOGIES, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                 (In thousands, except per share dollar amounts)


                                                                               THREE MONTHS ENDED
                                                                                 SEPTEMBER 30,
                                                                          -----------------------------
                                                                              2000            1999
                                                                          -------------   -------------

Net sales                                                                     $ 52,864        $ 56,180

Costs and expenses:
   Cost of sales                                                                31,889          34,844
   Marketing and selling                                                        10,070          10,175
   Research and development                                                      3,491           3,495
   General and administrative                                                    3,707           4,035
   Amortization of intangible assets                                               703             675
                                                                          -------------   -------------
Income from operations                                                           3,004           2,956

Other income (expense):
   Interest expense                                                             (3,764)         (3,790)
   Interest income                                                                 224             220
   Income from equity investments                                                   39              50
                                                                          -------------   -------------

Loss before income taxes and minority interest                                    (497)           (564)
Income taxes                                                                        20             218
                                                                          -------------   -------------

Loss before minority interest                                                     (517)           (782)
Minority interest in income of consolidated subsidiary                              (4)              -
                                                                          -------------   -------------

Net loss                                                                       $  (521)       $   (782)
                                                                          =============   =============

Loss per share -- basic and diluted                                            $ (.05)        $   (.04)
                                                                          =============   =============

Weighted average shares outstanding:

    Basic and diluted                                                           20,955          20,284
                                                                          =============   =============